SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

August 12, 2010

VIA EDGAR AND OVERNIGHT

Ms. Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ML BlueTrend Futures Access LLC (the “Registrant”)
Registration Statement on Form 10
Filed September 29, 2009
Amendment No. 3 to Registration Statement on Form 10
Filed March 23, 2010
File No. 000-53794

Dear Ms. Gowetski:

We thank you for your comment letter of April 7, 2010 relating to the Registrant’s Form 10 filed on September 29, 2009, and Amendment No. 3 filed on March 23, 2010.  We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 4 as filed today via EDGAR.  For your convenience, the comments included in your April 7, 2010 letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.	We note your response to comment 5 in our letter dated January 8, 2010. Please amend your filing to include a dated audit report from your independent auditors.

The Form 10 has been amended to include the date on the audit report of the independent auditors.

2.
We note that you have repeated information required by Item 2 within Item 15, which contains your audited financial statements.  However, the disclosure beginning on page 17 of the financial statements appears to be inconsistent with the information provided on

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Jennifer Gowetski
August 3, 2010

page 17 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  In particular, we note the paragraph beginning “[f]or the nine months ended September 30, 2009” relating to the increase in Fund capital.  Please advise or revise.  In addition, the page numbering for the financial statements does not correspond to the Index to Financial Statements

The Form 10 has been revised to address these points.

Very truly yours,

Mark Borrelli

cc:  Barbra E. Kocsis